Via Facsimile and U.S. Mail
Mail Stop 4720

August 10, 2009

Leonard S. Schleifer, M.D., Ph.D.
Chief Executive Officer
Regeneron Pharmaceuticals, Inc.
777 Old Saw Mill River Road
Tarrytown, New York
10591-6707

>   **Re: Regeneron Pharmaceuticals, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 26, 2009**
>   **File Number 000-19034**

Dear Dr. Schleifer:

We have reviewed your response to our comments and have the following additional comments.   In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement

Performance Based Vesting Stock Options, page 25

1. We note your response to comment 5. Please provide proposed disclosure that you intend to provide in your proxy statement for the year 2009 which expands upon your description of the "point scale system" for the vesting of your performance based vesting stock options. Please include the following in your proposed disclosure:

- Discussion of the specific number of points or range of points awarded based on achievement of each of the development milestones you identify;
- Discussion of how the number of points earned corresponds to the amount of stock options that vest;
- Discussion of the minimum number of points that must be earned during the Performance Period for any of the performance based vesting options to vest; and,
- To the extent applicable, discussion of whether the Compensation Committee can exercise its discretion with regard to any of the bullets identified above.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Bryan Pitko at (202) 551-3203 with any questions. In this regard, please feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler,
Assistant Director